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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Steel Dynamics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

858119 10 0

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 858119 10 0			Page 2 of 5

1.	Name of Reporting Person: SALZGITTER STAHL GMBH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 542,300 SHARES

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 542,300 SHARES

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 542,300 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.1%

12.	Type of Reporting Person: CO

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SIGNATURE

     This Schedule 13G is being filed pursuant to Rules 13d-1(c) and 13d-2(b) of the Securities Exchange Act of 1934. Salzgitter Stahl GmbH is a wholly-owned subsidiary of Salzgitter AG, formerly known as Preussag Stahl AG, which filed an original Schedule 13G on February 12, 1997, an Amendment No. 1 to Schedule 13G on February 6, 1998, an Amendment No. 2 to Schedule 13G on February 12, 2003, and an Amendment No. 3 to Schedule 13G on March 26, 2003.

ITEM 1(A)	NAME OF ISSUER: Steel Dynamics, Inc.

ITEM 1(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 6714 Point Inverness Way, Suite 200 Fort Wayne, IN 46804

ITEM 2(A)	NAME OF PERSON FILING: Salzgitter Stahl GmbH

ITEM 2(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: Eisenhüttenstraße 99 D-38239 Salzgitter GERMANY

ITEM 2(C)	CITIZENSHIP: Germany

ITEM 2(D)	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(E)	CUSIP NUMBER: 858119 100

ITEM 3	Not applicable. The person filing does not fit into any of the categories in Item 3(a) – (h).

ITEM 4	OWNERSHIP:

(a)	Amount beneficially owned: 542,300 shares of Common Stock.

(b)	Percent of class: 1.1%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 542,300 shares.

(ii)	Shared power to vote or to direct the vote: NONE.

(iii)	Sole power to dispose or to direct the disposition of 542,300 shares.

(iv)	Shared power to dispose or to direct the disposition of: NONE.

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ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: 1.1%

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10	CERTIFICATION: Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2004

SALZGITTER STAHL GMBH

By:
/s/ Dr. Wolfgang Simons Dr. Wolfgang Simons

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